Jounce Therapeutics, Inc.
780 Memorial Drive
Cambridge, Massachusetts 02139

April 9, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Office of Healthcare & Insurance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dorrie Yale and Erin Jaskot

Re:    Jounce Therapeutics, Inc.
Registration Statement on Form S-3
Filed March 8, 2018
File No. 333-223518

Ladies and Gentlemen:
On behalf of Jounce Therapeutics, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-3 (as amended, the “Registration Statement”), which was initially filed with the Commission on March 8, 2018.
Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Dr. Richard Murray, the Company’s Chief Executive Officer and President, dated March 16, 2018.
The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.
Description of Purchase Contracts and Purchase Units, page 28

1.
It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may obligate you to sell to holders of these contracts and for holders of these contracts to purchase a specified number of securities. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as to how these contracts should be appropriately characterized under the federal securities laws.

Response: The Company respectfully advises the Staff that it has decided not to offer purchase contracts or purchase units through the Registration Statement and has updated the Registration Statement accordingly.

General

2.
We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2017; however, the Form 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will not be in a position to accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 and Regulation S-K Question 117.05 for guidance.

Response: The Company intends to file a definitive proxy statement this month and will not request acceleration until such filing is made.

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If you have any further questions or comments, or if you require any additional information, please contact Rosemary G. Reilly by telephone at (617) 526-6000 or facsimile at (617) 526-5000.  Thank you for your assistance.

Very truly yours,

/s/ Anna L. Barry
Anna L. Barry

cc: Rosemary G. Reilly, Wilmer Cutler Pickering Hale and Dorr, LLP